UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

GAYLORD ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

367905106

(CUSIP Number)

Michael G. Smith

TRT Holdings, Inc.

600 East Las Colinas Blvd.

Suite 1900

Irving, Texas  75039

Telephone: (214) 283-8500

Facsimile: (214) 283-8514

Copy To:

Glen J. Hettinger

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

Telephone: (214) 855-8000

Facsimile: (214) 855-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106

1.	Names of Reporting Persons TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,643,129

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,643,129

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,643,129

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 367905106

1.	Names of Reporting Persons Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,647,629

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,647,629

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,647,629

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.9%

14.	Type of Reporting Person (See Instructions) IN

The Schedule 13D filed on July 21, 2008 by TRT Holdings, Inc., a Delaware corporation (“TRT Holdings”), and Robert B. Rowling, an individual resident of the State of Texas (“Mr. Rowling” and, together with TRT Holdings, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of Gaylord Entertainment Company, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 15, 2009, Amendment No. 2 filed on January 23, 2009, Amendment No. 3 filed on January 28, 2009, Amendment No. 4 filed on March 11, 2009, Amendment No. 5 filed on December 12, 2009 and Amendment No. 6 filed on August 12, 2011 (collectively, the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 7 to the Schedule 13D (this “Amendment No. 7”).  The Schedule 13D shall not be modified except as specifically provided herein.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT Holdings reference is made to Attachment I annexed hereto and incorporated herein by reference.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On August 12, 2011, after the filing of Amendment No. 6 to the Schedule 13D and prior to the filing of this Amendment No. 7, TRT Holdings purchased 341,000 Common Shares, which are included in the beneficial ownership totals in Item 5 below, with working capital in the open market on the New York Stock Exchange for an aggregate purchase price of $9,279,667 (excluding commissions).

Item 4.           Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Issuer and TRT Holdings entered into a Letter Agreement, dated January 13, 2012 (the “Letter Agreement”).  Pursuant to the terms of the Letter Agreement, the Issuer agreed to include the shareholder proposal it received from GAMCO Asset Management Inc., dated December 1, 2011 (the “GAMCO Proposal”), requesting that the Board of Directors of the Issuer (the “Board”) not extend the August 12, 2012 expiration date of the Amended and Restated Rights Agreement, dated March 9, 2009, by and between the Issuer and Computershare Trust Company, N.A., as amended (the “Rights Plan”), without stockholder approval, in the Issuer’s proxy statement (the “2012 Proxy Statement”) for its 2012 annual meeting of stockholders (the “2012 Annual Meeting”), and in the event that the GAMCO Proposal is approved by the Issuer’s stockholders at the 2012 Annual Meeting, the Issuer will not extend the term of the Rights Plan beyond its August 12, 2012 expiration date (the “Binding Rights Plan Proposal”).

The Letter Agreement also requires the Issuer to revise its corporate governance policy with respect to shareholder rights plans (the “Rights Plan Policy”) to provide that, following the expiration of the Rights Plan, the Board will only adopt a shareholder rights plan if: (1) the Issuer’s shareholders have approved the rights plan prior to the adoption of such rights plan, or (2) the Board and a committee of the Board consisting solely of the independent members of the Board determine, after consultation with their respective outside legal and financial advisors, that it would be (a) in the best interests of the Company and its stockholders to adopt the rights plan without stockholder approval and (b) facts and circumstances (other than the passage of time alone) have arisen since the adoption of the Rights Plan Policy that render it inadvisable and impracticable to submit the rights plan to a vote of the Issuer’s stockholders prior to its adoption.  The Rights Plan Policy provides that if any rights plan is so adopted without shareholder approval, (i) in the event that the Issuer’s annual meeting is held at least five months following the date such rights plan is adopted, the Issuer will cause the rights plan to be submitted to a vote of the Issuer’s stockholders at such annual meeting, or (ii) in the event that the Issuer’s annual meeting is held less than five months following the adoption of the rights plan, the Issuer will either, at its option, cause the rights plan to be submitted to a vote of the Issuer’s stockholders at such annual meeting, or take all action necessary, including the filing and mailing of applicable proxy materials, to convene a special meeting of the Issuer’s stockholders to consider and vote on the rights plan not later than five months following its adoption.  The Rights Plan Policy further provides that any shareholder rights plan adopted without shareholder approval will expire pursuant to its terms at 5:00 P.M. Central Time on the date that the voting results of the stockholder meeting held to consider and vote upon such rights plan have been certified if the Issuer’s stockholders have not approved the rights plan at such meeting.

In addition, pursuant to the Letter Agreement the Issuer agreed to (1) cause its slate of director nominees standing for reelection, and recommended by the Board, at the 2012 Annual Meeting to include (a) David W. Johnson and Terrell Philen, Jr. (together, the “TRT Directors”) and (b) Glenn J. Angiolillo and Robert S. Prather, Jr.

(together, the “GAMCO Directors”), (2) nominate, recommend and reflect in the 2012 Proxy Statement the nomination and recommendation of each of the TRT Directors and the GAMCO Directors for election as directors of the Issuer at the 2012 Annual Meeting, and (3) use its reasonable best efforts to solicit proxies in favor of the election of each of the TRT Directors and GAMCO Directors, cause all proxies received by the Issuer to be voted in the manner specified by such proxies, and cause all proxies for which a vote is not specified to be voted for the TRT Directors and GAMCO Directors.  The Issuer also agreed not to increase the size of the Board to more than eleven directors at any time prior to its 2013 annual meeting of stockholders.

Except with respect to the Binding Rights Plan Proposal, the Letter Agreement restricts TRT Holdings from (1) initiating or proposing any stockholder proposal at the 2012 Annual Meeting, (2) otherwise seeking the election, appointment, or nomination of any candidate to the Board on or prior to the 2012 Annual Meeting, (3) effecting the removal of any members of the Board on or prior to the 2012 Annual Meeting, and (4) calling any meeting of the Issuer’s stockholders on or prior to the 2012 Annual Meeting. Under the Letter Agreement, TRT Holdings also agreed to vote all Common Shares that it is entitled to vote at the 2012 Annual Meeting in favor of (a) each of the Issuer’s director nominees (including the TRT Directors and the GAMCO Directors), (b) any proposal to approve, on an advisory basis, the Issuer’s executive compensation, and (c) any proposal requesting the ratification of the Issuer’s independent registered public accounting firm, but excluding the Binding Rights Plan Proposal.

The Letter Agreement also provides that each of the Issuer and TRT Holdings will not disparage the other party from the date of the Letter Agreement until December 31, 2012, subject to certain exceptions set forth therein.

The description of the Letter Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)                                  At the close of business on January 13, 2012, TRT Holdings beneficially owned 10,643,129 Common Shares and Mr. Rowling beneficially owned 10,647,629 Common Shares, each of which constitutes approximately 21.9% of the class outstanding.  The aggregate percentage of Common Shares reported as beneficially owned by the Reporting Persons is based upon 48,408,734 Common Shares outstanding at October 31, 2011, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2011.  TRT Holdings directly owns 10,643,129 Common Shares and Mr. Rowling directly owns 4,500 Common Shares.  Mr. Rowling indirectly owns the 10,643,129 Common Shares that are owned by TRT Holdings due to his ownership of the shares of Class B Common Stock of TRT Holdings.

(b)                                 Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Shares reported as beneficially owned by them in Item 5(a).

(c)                                  The Reporting Persons have not purchased any Common Shares during the past 60 days.

(d)                                 No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares reported in Item 5(a).

(e)                                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth above in Item 4 is incorporated herein by reference.

Item 7.           Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following exhibits:

Exhibit 99.1            Letter Agreement, dated January 13, 2012, by and between the Issuer and TRT Holdings

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  January 17, 2012

TRT Holdings, Inc.

By:	/s/ James D. Caldwell
Name:	James D. Caldwell
Title:	President

/s/ Robert B. Rowling
Robert B. Rowling

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT I

All of the directors and officers of TRT Holdings, Inc. (collectively referred to in this Attachment I as the “Covered Persons”) are citizens of the United States.  The names, business address, principal occupation of the Covered Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth below.  During the last five years, to the best knowledge of the Reporting Persons, none of the Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Except for Robert B. Rowling (as set forth in the attached Schedule 13D/A) none of the other Covered Persons beneficially own any Common Shares of Gaylord Entertainment Company.  None of the Covered Persons has entered into any transactions with respect to the Common Shares of Gaylord Entertainment Company during the past 60 days.  Other than the letter agreement referenced in the attached Schedule 13D/A, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Covered Persons and between the Covered Persons and any person with respect to securities of Gaylord Entertainment Company.

DIRECTORS

Name	Business Address	Office

Robert B. Rowling	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

David G. Adams	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

James D. Caldwell	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

Michael G. Smith	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

1

EXECUTIVE OFFICERS

Name	Business Address	Office

Robert B. Rowling	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Chief Executive Officer

James D. Caldwell	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	President

David G. Adams	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Senior Vice President – Taxation and Assistant Secretary

Michael G. Smith	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Senior Vice President – Real Estate and General Counsel

R. Brandon Bean	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Chief Financial Officer

2